EXHIBIT 3.1

WORLD TREE USA, LLC

SERIES B UNIT DESIGNATION

WORLD TREE USA, LLC, a Nevada limited liability company (the “Company”), pursuant to the provisions of the Nevada Revised Statutes Chapter 86, and the Operating Agreement dated February 4, 2021, as amended from time to time (the “Operating Agreement”), does hereby state and certify that, pursuant to the authority expressly vested in World Tree Technologies, Inc, a Nevada corporation and the Company’s Manager (the “Manager”), the Manager duly adopted the following resolution, which remains in full force and effect as of the date hereof:

RESOLVED, that this Unit Designation of the Series B Units dated as of February 4, 2021 (this “Unit Designation”) be and hereby is adopted as follows:

1. Designation.

(a) Pursuant to Section 3.2 of the Operating Agreement, there is hereby created a class of Units designated as the “Series B Units” (the “Series B Units”), which shall each have the economic rights identified in Section 3 of this Unit Designation related to the performance of each crop of Empress Splendor trees planted by, or anticipated to be planted by, the Company. The Manager is authorized to provide for the issuance of up to 10,000 Series B Units.

(b) All Series B Units issued pursuant to, and in accordance with the requirements of this Unit Designation, shall be fully paid and non-assessable Units of the Company.

(c) Upon a Harvest Event as defined in Section 2 of this Unit Designation, the Series B Units will receive the cash distribution as provided in Section 3 of this Unit Designation.

2. Definitions. For purposes of this Unit Designation, the following terms have the meanings ascribed to them below. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Operating Agreement.

“Harvest Event” means, the decision by the Manager to harvest and process the lumber from an Empress Splendor plantation.

“Net Proceeds” means the proceeds received by the Company following a Harvest Event after deduction of amounts to be paid to farmers and expenses related to the Harvest Event, as determined by the Manager in its sole discretion.

3. Cash Distribution.

(a) Upon the occurrence of a Harvest Event, each of the holders of the Series B Units shall receive a cash distribution equal to the pro rata share of 50% the Net Proceeds received by the Company as a result of the Harvest Event.

4. Allocations of Profits and Losses.

(a) Allocation of profits and losses of the Company for each fiscal year for the holders of the Series B Units shall be qualified by any special right granted to holders of any class of Series A Units of the Company.

(b) Profits and losses shall be allocated to each holder of Series B Units on a pro rata basis in accordance with the number of Series B Units held by such member.

5. Voting Rights. Holders of Series B Units shall have the right to vote or provide consent in all matters coming before the Members under Section 5.2(c) of the Operating Agreement.

6. Amendments and Waivers. This Unit Designation may be amended from time to time by the affirmative vote or consent of the Manager and the holders of a majority of the then issued and outstanding Series B Units. Amendments to this Agreement may be proposed only by or with the consent of the Manager.

7. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

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IN WITNESS WHEREOF, this Unit Designation has been executed as of the date first written above.

MANAGER:

WORLD TREE TECHNOLOGIES, INC.

By:	/s/ Doug Willmore
Name: Doug Willmore
Title: Chief Executive Officer

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